UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 5 December 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF GOLD FIELDS LIMITED AND MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Holland a director of Gold Fields Limited, Mr PA Schmidt a director of Gold Fields Limited, Mr MD Fleischer a director of a major subsidiary Gold Fields, Mr JH Pauley director of a major subsidiary Orogen Holdings BVI Limited, Mr A Baku, director of a major subsidiary Gold Fields Ghana Limited, Mr KFL Moabelo, director of a major subsidiary Gold Fields Operations Limited, and Ms TL Harmse, Company Secretary of Gold Fields Limited, all sold some or all of their Bonus Shares ("BS") which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan, as amended.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares. Details of the transaction are set out below:

Name	NJ Holland
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	04 December 2013
Number of Shares	36,950
Class of Security	Ordinary shares
Market Price per share	R39.8989
Total Value	R1,474,264.35
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Name	**PA Schmidt**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	04 December 2013
Number of Shares - sold	15,676
Class of Security	Ordinary shares
Market Price per share	R39.8373
Total Value	R624,489.51
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	JH Pauley
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 December 2013
Number of Shares - sold	5,214
Class of Security	Ordinary shares
Market Price per share	R38.6831
Total Value	R201,693.68
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	A Baku
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 December 2013
Number of Shares - sold	6,726
Class of Security	Ordinary shares
Market Price per Share	R38.6831
Total Value	R260,182.53
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	KFL Moabelo
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	4 December 2013
Number of Shares	10,677
Class of Security	Ordinary shares
Market Price per Share	R39.8989
Total Value	R426,000.55
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	MD Fleischer
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	4 December 2013
Number of Shares	13,069
Class of Security	Ordinary shares
Market Price per Share	R39.8989
Total Value	R521,438.72
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

Name	TL Harmse
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	4 December 2013
Number of Shares - sold	2,832
Class of Security	Ordinary shares
Market Price per Share	R39.1265
Total Value	R110,806.24
Vesting Period	Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

05 December 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 5 December 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer